Jupitermedia Corporation

23 Old Kings Highway South

Darien, CT 06820

October 20, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Division of Corporation Finance

Re:	Jupitermedia Corporation
Registration Statement on Form S-3 filed September 7, 2005, as amended
Registration No. 333-128148

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it may become effective at 10:00 AM, Eastern Standard Time, on Monday, October 24, 2005, or as soon thereafter as practicable.

The undersigned registrant confirms that it is aware of its obligations under the Securities Act of 1933, as amended.

Very truly yours,

Jupitermedia Corporation

By:	/s/ Christopher S. Cardell
Name: Christopher S. Cardell Title: President and Chief Operating Officer

cc: Jeffrey R. Poss, Esq.